                                             Rule 424(b)3
                                             Registration Statement No. 33-34923


                               [NCMS LETTERHEAD]



                                November 7, 1997



To The Shareholders of North Carolina Motor Speedway, Inc.

     Re:  Recent Development - Bruton Smith Lawsuit Against
          Penske Motorsports, Inc. Dismissed

Dear Shareholder:

     You recently received a notice of Special Meeting of Shareholders of North Carolina Motor Speedway, Inc. (the "Company") to be held on Tuesday, December 2, 1997 (the "Meeting"), at which you will be asked to consider and approve a proposed agreement and plan of merger among the Company, Penske Acquisition, Inc. and Penske Motorsports, Inc., pursuant to which the Company will merge into Penske Acquisition, Inc. The notice of Special Meeting was accompanied by a proxy statement/prospectus which described the merger and other related information.

     Earlier this week, Penske Motorsports issued a press release announcing that the North Carolina Business Court in Charlotte, North Carolina ruled in favor of Penske Motorsports and dismissed Bruton Smith's lawsuit against Penske Motorsports, the Company and the directors of the Company following a hearing held yesterday. As noted in the proxy statement/prospectus, Mr. Smith's lawsuit had challenged the proposed merger. Concurrently with the dismissal, the court denied Mr. Smith's motion for a preliminary injunction.

     Enclosed is a copy of the press release announcing the court's decision. You should review it in conjunction with the proxy statement/prospectus, including in particular the following sections which are supplemented by the press release:

     "Risk Factors - Litigation to Enjoin the Merger" (page 9)

     "Business of NCMS - Legal Proceedings" (page 43)

     It is of course still possible that Mr. Smith will choose to appeal the court's decision, however, whether he will choose to do so and, if he does so, whether the court's decision will be overturned cannot be predicted at this time. In the meantime, however, the Meeting will go on as scheduled. In that connection, we would very much appreciate your returning your proxy voting in favor of the merger in the manner described in the materials previously sent to you.

     If you have questions, please call Robert H. Kurnick, Jr. at 248/614-1116.

                                        Sincerely,

                                        NORTH CAROLINA MOTOR SPEEDWAY, INC.



                                            Jo DeWitt Wilson, President
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BRUTON SMITH LAWSUIT AGAINST
PENSKE MOTORSPORTS DISMISSED

November 5, 1997  7:55 PM EST

DETROIT, Nov. 5/PRNewswire/ -- Penske Motorsports, Inc. (PMI) (Nasdaq:SPWY) today announced that the North Carolina Business Court in Charlotte ruled in favor of PMI and dismissed Bruton Smith's lawsuit against PMI, North Carolina Motor Speedway, Inc. (NCMS) and directors of NCMS following a hearing held today. Mr. Smith's lawsuit had challenged the proposed merger of PMI and NCMS. Concurrent with the dismissal, the court denied Mr. Smith's motion for a preliminary injunction.

A meeting of NCMS shareholders to consider the merger of PMI and NCMS is scheduled for December 2, 1997. PMI owns 70% of the outstanding NCMS shares and intends to vote its shares in favor of the merger, which will be concluded promptly following the December 2nd meeting.

Gregory W. Penske, President of PMI, commented: "The court's decision is a clear affirmation of what we have said all along -- that Mr. Smith's claim was baseless and completely without merit. We are pleased with the results and look forward to the completion of the merger.

Jo DeWitt Wilson, President of NCMS, said, "My family is thrilled with the decision. We always believed that partnering with Penske was right for us and the speedway, and we are pleased that the court confirmed our right to do so."

Penske Motorsports, Inc. (PMI) is a leading promoter and marketer of professional motorsports in the United States. PMI owns and operates the following through its wholly owned subsidiaries: Michigan Speedway in Brooklyn, Michigan; Nazareth Speedway in Nazareth, Pennsylvania; and California Speedway, in San Bernardino County, California. PMI also has a majority ownership of the North Carolina Motor Speedway near Rockingham, North Carolina, holds a 40% interest in Homestead-Miami Speedway, LLC, near Miami, Florida; and has a minority interest in Grand Prix Association of Long Beach, Inc. In addition, PMI produces and markets motorsports-related merchandise and accessories such as apparel, souvenirs and collectibles; and it distributes and sells Goodyear brand racing tires in the Midwest and Southeast regions of the United States.

Penske Motorsports' major shareholder is a majority-owned subsidiary of Penske Corporation, a closely-held, diversified transportation services company which conducts its business through a number of wholly or partially owned companies, including Penske Truck Leasing Company, Detroit Diesel Corporation, Diesel Technology Company, Penske Automotive Group, Inc., Penske Auto Centers, Inc., and Penske Capital Partners. The Penske group of business has annual revenues exceeding $6 billion and employs more than 28,000 around the world. SOURCE Penske Motorsports, Inc.

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